T. ROWE PRICE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

(FOR PUBLIC DISCLOSURE)

(Filed as public information pursuant to Rule 17a-5(d) under the Securities Act of 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

008-25130

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: T. Rowe Price Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 East Pratt Street
(No. and Street)

Baltimore	MD	21202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Britton Nyce	410-345-6664	britton.nyce@troweprice.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

750 East Pratt Street, 18th Floor	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

State of Maryland, County of Baltimore

I, Britton Nyce , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of T. Rowe Price Investment Services, Inc. , as of 12/31 , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Vice President

Notary Public   Alison A Robinson



Alison A Robinson
NOTARY PUBLIC
Montgomery County
State of Maryland
My Commission Expires
August 4, 2026

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KPMG LLP
750 East Pratt Street, 18th Floor
Baltimore, MD 21202

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
T. Rowe Price Investment Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of T. Rowe Price Investment Services, Inc. (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

Baltimore, Maryland
February 28, 2024


T. ROWE PRICE INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2023
(in thousands, except share data)


ASSETS

Cash and cash equivalents	$	127,578
Other assets		6,036
Prepaid expenses		5,938
Computer and communications equipment, net of accumulated depreciation of $774		257
Distribution and servicing fees receivable from Price Funds		7,222
Total assets	$	147,031

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Payable to parent company	$	46,756
Accounts payable and accrued expenses		6,199
Distribution and servicing fees payable		7,222
Supplemental savings plan liability		11,918
Total liabilities		72,095

Stockholder's equity

Common stock, $5.00 par value - 20,000 shares authorized; 300 shares issued and outstanding		2
Additional capital in excess of par value		61,487
Retained earnings		13,447
Total stockholder's equity		74,936
Total liabilities and stockholder's equity	$	147,031


The accompanying notes are an integral part of this financial statement.


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investment Services, Inc. (Investment Services), a wholly-owned subsidiary of T. Rowe Price Associates, Inc. (Price Associates), provides introducing brokerage services on a fully-disclosed basis through Pershing LLC, an affiliate of the Bank of New York Mellon. We also are the underwriter and distributor of the T. Rowe Price U.S. mutual funds (Price Funds) and the distributor of the Alaska and the Maryland college savings plans for which Price Associates acts as investment adviser. We also provide distribution services for T. Rowe Price Associates.

Price Associates is the sponsor of the Price Funds and is a wholly-owned subsidiary of T. Rowe Price Group, Inc. (Price Group), a publicly-traded company.

Basis of preparation
These financial statements have been prepared by our management in accordance with accounting principles generally accepted in the United States. These principles require that we make certain estimates and assumptions. Actual results may vary from our estimates.

Cash and cash equivalents
Cash equivalents consist of short-term, highly liquid investments in T. Rowe Price money market mutual funds. The cost of these funds is equivalent to their fair value of $1 per share, which is the quoted closing net asset value, or NAV, per share for these funds. These quoted values are considered Level 1 inputs, that is, quoted prices in active markets for identical securities. Cash equivalent investments in our money market mutual funds aggregate $127,578,000 at December 31, 2023.

Concentration of credit risk
As the introducing broker, we indemnify the clearing broker for losses sustained when customers fail to settle trades or default on margin calls. Our related risk is believed to be minimal in that customer assets held in accounts at Pershing collateralize receivable balances.

Computer and communications equipment
Computer and communications equipment are stated at cost net of accumulated depreciation computed using the straight-line method. Provisions for amortization and depreciation are based on weighted average estimated useful lives of 3.0 years for computer and communications equipment.

NOTE 2 - NET CAPITAL AND RESERVE REQUIREMENTS

We are subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of our aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2023, our statutorily computed net capital of $53,131,650 was in excess of required net capital of $4,946,295. The aggregate indebtedness to net capital ratio was 1.4 to 1 at the end of 2023.

Price Associates has committed to contribute additional capital to Investment Services, if necessary, to ensure that Investment Services maintains an aggregate indebtedness to net capital ratio of no more than 10 to 1.

We claim an exemption per the provisions in paragraph (k)(2)(ii) of SEC Rule 15c3-3. Additionally, we also file the Exemption Report because our other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities. As stated in the Exemption Report filed on February 28, 2024, we have met exemption provisions throughout the year except as disclosed in the report. The firm has segregated $200,000 in a special reserve bank account for the benefit of customers and is included in other assets.

NOTE 3 - RECEIVABLES

Receivables from contracts with customers at December 31, 2023 are wholly comprised of distribution and services receivable from Price Funds in the amount of approximately $7,222,000.

NOTE 4 - RELATED PARTY TRANSACTIONS

Investment Services is an affiliate of Price Group and has extensive transactions as part of its ordinary course of business with affiliates of Price Group. We earn revenue from Price Associates to distribute the Price Funds and the Alaska and Maryland college savings plans. Related party expenses that we recognize include fees charged to us by our affiliates, primarily our parent company, for the use of facilities, technology services, and other administrative services. These costs are allocated among all members of the affiliated group on a consistent basis. Price Associates serves as the paying agent for all U.S. subsidiaries, including Investment Services, of Price Group. For the period ended December 31, 2023, the payable to Price Associates and affiliates is primarily comprised of year-end compensation costs and taxes payable offset by receivables from Price Associates and affiliates for distribution and servicing activities, for a net payable balance of $46,756,000. We periodically settle our intercompany account due to or from Price Associates and affiliates by cash transfer.

We also earn distribution and servicing fees directly from the Price Funds. These fees are offset entirely by the distribution and servicing costs paid to third-party financial intermediaries that distribute certain share classes of the Price Funds. We enter into a tri-party agreement with each intermediary and Price Fund and, as such, recognize the fees earned from the 12b-1 Plans as distribution and servicing fees in our income statement. The fees paid to third-party financial intermediaries are recognized as distribution and servicing costs in our income statement.

NOTE 5 - STOCK-BASED COMPENSATION

As part of the employee compensation program for its subsidiaries, Price Group may award stock-based incentives in the form of restricted shares, restricted stock units or stock options with a maximum contractual term of 10 years. In general, vesting of these awards is based on the individual continuing to render service to an affiliated company and generally occurs over an average 5.0-year graded schedule.

We recognize the grant-date fair value of these stock-based awards as compensation expense and additional

stockholder's equity in the form of contributed capital over the requisite service period. The fair value of the restricted shares or units is determined on the grant-date based on the closing market price of Price Group's common stock. The weighted-average fair value per-share of the 97,185 restricted stock units granted to our employees in 2023 was $100.88. Price Group did not grant stock options or restricted stock awards to our employees in 2023.

Our future stock-based compensation expense before income taxes to be recognized over the remaining requisite service periods of the restricted stock units outstanding at December 31, 2023, is $15,067,000. Actual expense will vary as additional stock-based awards are made, employees terminate prior to vesting, and employees transfer to or from Investment Services from or to another Price Group affiliate.

NOTE 6 - INCOME TAXES

Our results of operations are included in Price Group's consolidated U.S. federal tax return and several state combined tax returns. We separately determine our relative contribution of either tax expense or benefit to the consolidated or combined income tax expenses and, accordingly, recognize our current and deferred tax expense or benefit.

The provision for income taxes differs from the amount computed by applying the federal statutory income tax rates to income before income taxes primarily due to state income taxes for the current year, net of federal income tax benefits and the effects of permanent differences.

Our U.S. federal income tax liability as well as our liability for state combined returns is included in our payable to parent company. As stated in Note 4 - Related Party Transactions, we periodically settle our payable to parent company which is inclusive of these returns. We also file stand-alone tax returns in several states that do not have combined reporting.

Deferred income taxes and benefits arise from temporary differences between taxable income for financial statement and income tax return purposes. The net deferred tax asset of $5,686,000 at December 31, 2023, is included in other assets and arises primarily from temporary differences associated with stock-based and other compensation. A valuation allowance has not been recorded against Investment Services' gross deferred tax assets as management believes it is more likely than not that the deferred tax assets will be fully realized.

There are no material uncertain tax positions as of December 31, 2023.

NOTE 7 - SUPPLEMENTAL SAVINGS PLAN

The Supplemental Savings Plan provides certain senior officers of Price Group and its subsidiaries the opportunity to defer receipt of up to 100% of their cash incentive compensation earned for a respective calendar year during which services are provided. The amounts deferred are adjusted in accordance with the hypothetical investments chosen by the officer from a list of mutual funds. For the year-ended December 31, 2023, our senior officers elected to defer $863,000.

NOTE 8 - SUBSEQUENT EVENTS

On February 26, 2024, the board of directors of Investment Services declared an aggregate dividend of $13,400,000 payable on March 5, 2024 to its stockholder of record on March 4, 2024. We evaluated all subsequent events through February 28, 2024, the date these financial statements were available to be issued, and did not identify any other recordable or disclosable events that were not otherwise reported herein.